EnCana to sell conventional oil and gas properties for
approximately C$404 million (US$326 million)

Sharpened focus on unconventional production and reserve growth continues

CALGARY, Alberta (May 9, 2005) – EnCana Corporation (TSX, NYSE: ECA) has reached agreement to sell conventional oil and gas assets producing approximately 6,400 barrels of oil equivalent per day, after royalties, (6,750 barrels of oil equivalent per day before royalties) to StarPoint Energy Trust for approximately C$404 million (US$326 million) before adjustments. The transaction, which is expected to close on or about June 30, 2005, includes properties in central and southern Alberta. Production from the assets is about 86 percent oil and natural gas liquids. All dollar figures are U.S. dollars unless otherwise noted.

Since the start of 2004 and including this divestiture, EnCana has divested of approximately 84,000 barrels of oil equivalent per day of conventional production, generating proceeds of about $6 billion. This planned sale to StarPoint is EnCana’s third substantial divestiture of Western Canadian conventional oil and gas assets in the past year and it is part of EnCana’s planned disposition of 20,000, plus or minus, barrels of oil equivalent per day of Canadian conventional assets in 2005.

“Together with the 2004 sale of our U.K. North Sea assets and our recent agreement for the $2 billion sale of our Gulf of Mexico interests, EnCana is continuing to sharpen its focus on long-life North America resource plays where we expect to achieve reliable, profitable growth in reserves and production from unconventional gas and oil reservoirs,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

The planned sale to StarPoint has an effective date of May 1, 2005 and is subject to typical closing adjustments. EnCana plans to use the proceeds to pay down debt and purchase shares pursuant to the company’s Normal Course Issuer Bid program. Waterous & Co. served as an advisor to EnCana on this transaction.

EnCana Corporation
With an enterprise value of approximately US$39 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-

X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

EnCana Corporation resource descriptions
EnCana uses the terms resource play, estimated ultimate recovery, unbooked resource potential, total resource portfolio and total resource life. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Unbooked resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves through the low-risk development of known resources within existing landholdings that meet the company’s targeted economic thresholds. Total resource portfolio is the sum of proved reserves plus unbooked resource potential. Total resource life is calculated by dividing the total resource portfolio by annualized production as of a given date.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the StarPoint Energy Trust transaction and the proceeds therefrom; plans for divestment of conventional assets production in 2005; anticipated use of proceeds to pay down debt and purchase shares pursuant to the company’s Normal Course Issuer Bid program; the projected geological and commercial risk associated with resource plays; and continuous increases in production and reserves and decreases in costs over multi decades expected from resource plays and the anticipated production growth, reserves growth and costs decreases associated with future development of the company’s resource play portfolio.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Vice-President, Investor Relations (403) 645-2194 Ryder McRitchie Manager, Investor Relations (403) 645-2007	Alan Boras Manager, Media Relations (403) 645-4747

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